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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                   056525-10-8

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                  JAMES O. WRIGHT, JR., THE WRIGHT TAX SERVICE
            4040 CIVIC CENTER DRIVE, SUITE 200, SAN RAFAEL, CA 94903
                                  415/499-1099

             (Date of Event which Requires Filing of this Statement)
                                NOVEMBER 17, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------ ---------------------------------------- ----------------------------------------
CUSIP NO.   056525-10-8                                                             Page   2   of   5   Pages
            -----------
------------------------------------------ ---------------------------------------- ----------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          James O. Wright, Jr.
          ###-##-####
--------- -------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  |_|
2                                                                                                               (b)  |_|

--------- -------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3

--------- -------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
4         N/A

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                   |_|
5

--------- -------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
6         USA

--------- -------------------------------------------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                           7       10,750
        NUMBER OF
                           ------- ------------------------------------------------------------------------------------------
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8       616,808 (1)
        OWNED BY
                           ------- ------------------------------------------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
        REPORTING          9       16,150
         PERSON
                           ------- ------------------------------------------------------------------------------------------
          WITH                     SHARED DISPOSITIVE POWER
                           10      214,960

-------------------------- ------- ------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        627,558

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      |_|
12

--------- -------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        17.3%

--------- -------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON    IN
14        (1) The reported shares are 616,808 shares of Class B Common stock
              (which is convertible into shares of Common stock on a
              one-for-one basis).
--------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

   Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
   Corporate headquarters:        Badger Meter, Inc.
                                  4545 W. Brown Deer Road
                                  Milwaukee, WI  53223-0099


ITEM 2.    IDENTITY AND BACKGROUND

     a) Name of reporting person:          James O. Wright, Jr.

     b) Business address:                  The Wright Tax Service
                                           4040 Civic Center Drive, Suite 200
                                           San Rafael, CA 94903

     c) Principal occupation and name, principal business and address of employer:

        Mr. Wright, Jr. is Owner of The Wright Tax Service, 4040 Civic Center Drive, Suite 200, San Rafael, CA 94903.

     d) During the last five years, Mr. Wright, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e) During the last five years, Mr. Wright, Jr. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Citizenship: Mr. Wright, Jr. is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        N/A


ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Wright, Jr. is a beneficial owner in terms of voting power of 616,808 shares of Class B Common Stock held by the Badger Meter Voting Trust as a result of serving as a voting co-trustee of that Voting Trust.

        Mr. Wright, Jr. has no plans or no intentions with respect to the matters set forth in Item 4 of Schedule 13-D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     a) Aggregate Number of Shares:  627,558 shares.
        Percentage of Class:  17.3%.
        Shares of Badger Meter stock outstanding, October 31, 1998:
                 Common:      2,509,071
                 Class B:     1,119,268

        On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B stock have 10 votes per share. Therefore, as of November 30, 1998, Mr. Wright, Jr. is deemed to beneficially own 45.1% of the total voting power of Badger Meter, Inc., along with the other trustees.

     b) Number of shares as to which there is sole power to vote or to direct the vote: 10,750 shares, which is 1,800 more than previously reported. February 3, 1998, Mr. Wright, Jr. exercised 500 stock options at $14.8125. On April 25, 1998, 2,000 stock options granted to Mr. Wright, Jr. vested. On November 2, 1998, Mr. Wright, Jr. sold 200 shares of Common Stock in an open market transaction at $35.3125/share.

        Number of shares as to which there is shared power to vote or to direct the vote: 616,808 shares of Class B Common Stock. This represents a decrease of 55,450 shares resulting from the following transactions: On November 15, 1997, 6,000 shares of Class B Common Stock were exchanged for Common Stock with the Badger Meter Officers' Voting Trust. On January 12, 1998, 750 shares were removed from the Voting Trust by a participant and exchanged for Common Stock. The Common Stock shares were subsequently sold. On April 1, 1998 and May 7, 1998, 10,000 shares and 38,500 shares of Class B Common Stock, respectively, were removed from the Voting Trust and deposited into their respective subtrusts for which Mr. Wright, Jr. is not a trustee. On May 7, 1998, Mr. Wright, Jr. sold 200 shares of Class B Common Stock to a participant in the Badger Meter Officers' Voting Trust for $36.00/share.


        Number of shares as to which there is sole power to dispose or to direct the disposition: 16,150. This includes 1,750 shares of Badger Meter Common Stock held directly, 9,000 options to purchase Common Stock and 5,400 shares of Class B Common Stock held in the Badger Meter Voting Trust.

        Number of shares as to which there is shared power to dispose or to direct the disposition: 214,960 shares.

In addition to Mr. Wright, Jr., the other voting co-trustees of the Badger Meter Voting Trust are:

Mr. James L. Forbes, President & CEO        Mr. James O. Wright, Sr., Chairman
Badger Meter, Inc.                          Badger Meter, Inc.
4545 W. Brown Deer Road                     4545 W. Brown Deer Road
Milwaukee, WI  53223-0099                   Milwaukee, WI  53223-0099
Manufacturer of flow measurement and        Manufacturer of flow measurement and
control products                            control products.

     c) The beneficiaries of the Badger Meter Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Messrs. Wright, Sr. and Forbes are also voting co-trustees of the Badger Meter Voting Trust. Except for shares personally reported as beneficially owned by the reporting party, Mr. Wright, Jr. disclaims beneficial interest in shares in the Badger Meter Voting Trust.



                                   Page 4 of 5




ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

------------------------------                    ------------------------------
              Date                                           Signature


                                                        James O. Wright, Jr.
                                                            Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See  18 U.S.C. 1001)















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